FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of shareholder having a major interest

Barclays plc

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

n/a

5.	Number of shares / amount of stock acquired

n/a

6.	Percentage of issued class

n/a

7.	Number of shares / amount of stock disposed

n/a

8.	Percentage of issued class

n/a

9.	Class of security

Ordinary 25p

10.	Date of transaction

n/a

11.	Date company informed

30 April 2003

12.	Total holding following this notification

n/a

13.	Total percentage holding of issued class following this notification

Less than 3%

14.	Any additional information

n/a

15.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 2002

16.	Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of notification

1 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not lia ble for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

THE ROYAL BANK OF SCOTLAND GROUP TO SELL COUTTS, MIAMI TO SANTANDER CENTRAL HISPANO AND PURCHASE SANTANDER DIREKT BANK IN FRANKFURT

14 May 2003

The Royal Bank of Scotland Group and Santander Central Hispano have reached agreement on two separate transactions which will allow the two institutions to focus their growth efforts on specific core businesses. Santander Central Hispano is to acquire the Miami based Latin American private banking operations of the Coutts Group. The Royal Bank of Scotland Group is to purchase the credit card and personal loans portfolios of Frankfurt based Santander Direkt Bank. Both transactions are subject to regulatory approval and are expected to be completed within three months.

The transaction with the Coutts Group will enhance Santander Central Hispano’s position as one of the leading providers of private banking services in Latin America. The acquisition of Santander Direkt Bank’s card and loans portfolio will grow The Royal Bank of Scotland Group’s already significant personal loans and cards business in Europe.

Fred Goodwin, Group Chief Executive of The Royal Bank of Scotland Group, said: “These transactions are very sensible for both The Royal Bank of Scotland Group and Santander Central Hispano.”

“The Royal Bank of Scotland Group operates one of the largest credit card platforms in Europe and is ideally placed to grow this cards and loans business. Santander Central Hispano is highly regarded in Latin America for its private client banking and this acquisition will sit very comfortably within that business.”

Santander Central Hispano CEO Alfredo Saenz, commented: “We are delighted to once again reach agreement with our partners at The Royal Bank of Scotland Group, underlining again our ability to work together for the benefit of our shareholders.”

As at 31 December 2002, the Latin American private banking operations of the Coutts Group had US$2.6 billion in assets under management for over 1,400 clients in Latin America. The premium to be paid by Santander Central Hispano will be approximately US$75 million. The sale of the Latin American private banking operations will enable Coutts to focus on its priority markets of the UK, Europe and Asia. The dispo sal will not have a material impact on The Royal Bank of Scotland Group.

Through its International Private Banking Unit, Santander Central Hispano had US$25 billion under management globally as at 31 December 2002.

Santander Direkt Bank is the third largest credit card provider in Germany to both personal and commercial customers and also has a consumer loans business. It has around 490,000 customer accounts. Total consideration for the card and loans portfolio will be approximately €486 million (subject to adjustments).

Ends

Enquiries to:

Media:

The Royal Bank of Scotland Group
Carolyn McAdam
Tel (today only): +44 (0) 207 672 1914; mobile +44 (0) 7796 274968

Santander Central Hispano
Keith Grant
Tel: +3491 558 3486; +34 639 726848

Investor Relations:

The Royal Bank of Scotland Group
Richard O'Connor
Tel: +44 (0) 20 7672 1763; +44 7909 873681

Santander Central Hispano
Name: Eduardo Suarez
Tel: +3491 558 1985 or 1986

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST I COMPLETE SALE OF US$850 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc has issued US$850 million of Non-cumulative Trust Preferred Securities (“the Securities”) through RBS Capital Trust I. The offering was targeted to US institutional investors. The securities will pay a fixed 4.709% coupon rate until July 1, 2013. The Securities are redeemable at the option of RBS Capital Trust I in whole or in part on July 1, 2013 or on any distribution payment date thereafter at par, subject to prior consent by the UK Financial Services Authority. After July 1, 2013, the distribution rate will adjust to 1.865% per annum above three-month US dollar LIBOR. The Securities have a liquidation preference of US$1,000.

No application has been or will be made to list the Notes in the UK or the US and the Notes are not being offered or sold to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt	Ron Huggett
Group Finance Director	Capital Raising Director
42 St Andrew Square	280 Bishopsgate
Edinburgh	London
EH2 2YE	EC2M 4RB
Tel: 0131 556 8555	Tel: 020 7375 4925

Lehman Brothers International	Merrill Lynch International

Eamonn Price	Siddharth Prasad
Managing Director	Managing Director
One Broadgate	2 King Edward Street
London	London
EC2M 7HA	EC1A 1HQ
Tel: 020 7260 2228	Tel: 020 7996 5320

15 May 2003

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 JULY 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares for the three months to 16 July 2003. The dividends will be paid on 16 July 2003 at the undernoted rates to holders on the register at the close of business on 6 June 2003.

Series	Dividend payable per share

Series B	US$	0.4921875

Series C	US$	0.48519

23 May 2003

End

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of shareholder having a major interest

Barclays plc

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc - non-beneficial interest, except those holdings indicated*

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Nikko Global Investors Ltd	966,022

Barclays Global Fund Advisors	1,970,690

Woolwich Pension Fund Trust Co Ltd *	91,079

Barclays Global Investors Japan	45,263

Woolwich Life Ltd *	320,000

Barclays Global Investors Australia Ltd	675,276

Barclays Bank Trust Company Ltd	401,833

Barclays Private Bank Ltd	1,349,765

Barclays Global Investors Ltd	42,736,601

Barclays Private Bank and Trust Ltd	36,625

Barclays Global Investors Japan Trust &	3,243,493

Barclays Global Investor, N.A.	29,261,972

Barclays Capital Securities Ltd *	773,944

Barclays Private Bank and Trust Ltd	1,821

Barclays Life Assurance Co Ltd	5,274,336

Barclays Private Bank and Trust Ltd	209,702

Total	87,358,422

5.		Number of shares / amount of stock acquired

n/a

6.		Percentage of issued class

n/a

7.		Number of shares / amount of stock disposed

n/a

8.		Percentage of issued class

n/a

9.		Class of security

Ordinary 25p

10.		Date of transaction

n/a

11.		Date company informed

27 May 2003

12	.	Total holding following this notification

87,358,422

13	.	Total percentage holding of issued class following this notification

3.008%

14	.	Any additional information

n/a

15	.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 2002

16	.	Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of notification

27 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business orloss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 June 2003

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:
Name:	H Campbell
Title:	Head of Group Secretariat